UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Car Charging Group, Inc.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

14074Y206

(CUSIP Number)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 14074Y206

1	NAME OF REPORTING PERSON Wolverine Flagship Fund Trading Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

	5	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,945,926 shares of common stock Warrants to purchase 2,500,000 shares of common stock
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 3,945,926 shares of common stock Warrants to purchase 2,500,000 shares of common stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,945,926 shares of common stock Warrants to purchase 2,500,000 shares of common stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.0% (see Item 4)
12	TYPE OF REPORTING PERSON OO

CUSIP No.: 14074Y206

1	NAME OF REPORTING PERSON Wolverine Asset Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

	5	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED	6	SHARED VOTING POWER 3,945,926 shares of common stock Warrants to purchase 2,500,000 shares of common stock
BY EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 3,945,926 shares of common stock Warrants to purchase 2,500,000 shares of common stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,945,926 shares of common stock Warrants to purchase 2,500,000 shares of common stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.0% (see Item 4)
12	TYPE OF REPORTING PERSON IA

CUSIP No.: 14074Y206

1	NAME OF REPORTING PERSON Wolverine Holdings, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

	5	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,945,926 shares of common stock Warrants to purchase 2,500,000 shares of common stock
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 3,945,926 shares of common stock Warrants to purchase 2,500,000 shares of common stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,945,926 shares of common stock Warrants to purchase 2,500,000 shares of common stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.0% (see Item 4)
12	TYPE OF REPORTING PERSON HC

CUSIP No.: 14074Y206

1	NAME OF REPORTING PERSON Wolverine Trading Partners, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

	5	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,945,926 shares of common stock Warrants to purchase 2,500,000 shares of common stock
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 3,945,926 shares of common stock Warrants to purchase 2,500,000 shares of common stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,945,926 shares of common stock Warrants to purchase 2,500,000 shares of common stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.0% (see Item 4)
12	TYPE OF REPORTING PERSON CO/HC

CUSIP No.: 14074Y206

1	NAME OF REPORTING PERSON Christopher L. Gust I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION US Citizen

	5	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,945,926 shares of common stock Warrants to purchase 2,500,000 shares of common stock
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 3,945,926 shares of common stock Warrants to purchase 2,500,000 shares of common stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,945,926 shares of common stock Warrants to purchase 2,500,000 shares of common stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.0% (see Item 4)
12	TYPE OF REPORTING PERSON IN/HC

CUSIP No.: 14074Y206

1	NAME OF REPORTING PERSON Robert R. Bellick I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION US Citizen

	5	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED	6	SHARED VOTING POWER 3,945,926 shares of common stock Warrants to purchase 2,500,000 shares of common stock
BY EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 3,945,926 shares of common stock Warrants to purchase 2,500,000 shares of common stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,945,926 shares of common stock Warrants to purchase 2,500,000 shares of common stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.0% (see Item 4)
12	TYPE OF REPORTING PERSON IN/HC

CUSIP No.: 14074Y206

ITEM 1(a).	NAME OF ISSUER:
Car Charging Group, Inc.
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 1691 Michigan Avenue, Suite 601 Miami Beach, Florida 33139

ITEM 2(a).	NAME OF PERSON FILING:
Wolverine Flagship Fund Trading Limited Wolverine Asset Management, LLC Wolverine Holdings, L.P. Wolverine Trading Partners, Inc. Christopher L. Gust Robert R. Bellick
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
c/o Wolverine Asset Management, LLC 175 West Jackson Blvd., Suite 340 Chicago, IL 60604
ITEM 2(c).	CITIZENSHIP:

Wolverine Flagship Fund Trading Limited – Cayman Islands
Wolverine Asset Management, LLC – Illinois
Wolverine Holdings, L.P. – Illinois
Wolverine Trading Partners, Inc. – Illinois
Christopher L. Gust – US Citizen
Robert R. Bellick – US Citizen

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
Common stock, par value $0.001 per share
ITEM 2(e).	CUSIP NUMBER:
14074Y206

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☐ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:

Wolverine Flagship Fund Trading Limited (the "Fund") holds 3,945,926 shares of the common stock of the Issuer and warrants to purchase 2,500,000 shares of the common stock of the Issuer (the "Warrants").

The Warrants may not be exercised to the extent that the holder and its affiliates would own more than 9.99% of the outstanding common stock of the Issuer after such exercise.

Wolverine Asset Management, LLC ("WAM") is the investment manager of the Fund and has voting and dispositive power over the securities described above. The sole member and manager of WAM is Wolverine Holdings, L.P. ("Wolverine Holdings"). Robert R. Bellick and Christopher L. Gust may be deemed to control Wolverine Trading Partners, Inc. ("WTP"), the general partner of Wolverine Holdings.

(b)	Percent of class:

8.0%

Percentage calculated by dividing (i) the sum of (a) 3,945,926 shares of common stock of the Issuer plus (b) 2,500,000 shares of common stock receivable upon exercise of the Warrants by (ii) the sum of (a) 77,697,633 shares of common stock outstanding as of August 18, 2014, as reported in the Issuer’s quarterly report on Form 10-Q filed August 22, 2014, plus (b) 2,500,000 shares of common stock receivable upon exercise of the Warrants.

(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
0
(ii) Shared power to vote or to direct the vote:

Each of WAM, Wolverine Holdings, WTP, Mr. Bellick, and Mr. Gust has shared power to vote or direct the vote of (i) 3,945,926 shares of the common stock of the Issuer and (ii) 2,500,000 shares of the common stock of the Issuer issuable upon exercise of the Warrants.

(iii) Sole power to dispose or to direct the disposition of:
0

(iv)  Shared power to dispose or to direct the disposition of:

Each of WAM, Wolverine Holdings, WTP, Mr. Bellick, and Mr. Gust has shared power to dispose or to direct the disposition of (i) 3,945,926 shares of the common stock of the Issuer and (ii) warrants to purchase 2,500,000 shares of the common stock of the Issuer.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Not applicable.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Not applicable.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
Not applicable.
ITEM 10.	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2015
Wolverine Flagship Fund Trading Limited

/s/ Kenneth L. Nadel
Signature

Kenneth L. Nadel, Director
Name/Title

Wolverine Asset Management, LLC

/s/ Kenneth L. Nadel
Signature

Kenneth L. Nadel, Chief Operating Officer
Name/Title

Wolverine Holdings, L.P.

/s/Christopher L. Gust
Signature

Christopher L. Gust, Managing Director
Name/Title

Wolverine Trading Partners, Inc.

/s/Christopher L. Gust
Signature

Christopher L. Gust, Authorized Signatory
Name/Title

/s/Christopher L. Gust
Christopher L. Gust

/s/ Robert R. Bellick
Robert R. Bellick

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees to the joint filing on behalf of each of them of a statement on Schedule 13G (including any amendments thereto) with respect to the Common Stock, par value $0.001 per share, of Car Charging Group, Inc. and further agrees that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 17, 2015.

Wolverine Flagship Fund Trading Limited

/s/ Kenneth L. Nadel
Signature

Kenneth L. Nadel, Director
Name/Title

Wolverine Asset Management, LLC

/s/ Kenneth L. Nadel
Signature

Kenneth L. Nadel, Chief Operating Officer
Name/Title

Wolverine Holdings, L.P.

/s/Christopher L. Gust
Signature

Christopher L. Gust, Managing Director
Name/Title

Wolverine Trading Partners, Inc.

/s/Christopher L. Gust
Signature

Christopher L. Gust, Authorized Signatory
Name/Title

/s/Christopher L. Gust
Christopher L. Gust

/s/ Robert R. Bellick
Robert R. Bellick